Questions and Answers Script for MFS Closed-End Fund Tender Offers

WHO IS OFFERING TO BUY MY PREFERRED SHARES?

Each of MFS® California Municipal Fund, MFS® High Income Municipal Trust, MFS® High Yield Municipal Trust, MFS® Investment Grade Municipal Trust and MFS® Municipal Income Trust is offering to purchase Preferred Shares it previously issued.

HOW MUCH IS EACH FUND OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

Each Fund is offering to purchase up to 100% of its outstanding Preferred Shares for cash, at a price per share equal to 95% of the liquidation preference of $25,000 per share (or $23,750 per share), upon the terms and subject to the conditions set forth in the Offer.

WHEN WILL THE TENDER OFFER EXPIRE AND MAY THE OFFER BE EXTENDED?

Each Fund’s Offer will expire at 8:00 a.m., New York City time, on September 7, 2012, unless extended. If your Preferred Shares are registered in the name of your broker or other nominee holder, you may need to decide whether to tender your Preferred Shares in an Offer before the Offer expires. The Offer period may be extended by a Fund issuing a press release or making some other public announcement no later than 9:00 a.m. New York City time on the next business day after the Offer otherwise would have expired.

IS THERE A LIMIT ON THE NUMBER OF PREFERRED SHARES I MAY TENDER?

No, each Fund is offering to purchase up to 100% of its outstanding Preferred Shares.

HOW DO I TENDER MY PREFERRED SHARES IN AN OFFER?

To tender Preferred Shares in an Offer, you must deliver the Preferred Shares to the Depositary not later than the time the Offer expires. If your Preferred Shares are held in street name by your broker or other nominee holder, such nominee can tender your Preferred Shares through The Depository Trust Company. Section 3 of the Offer describes procedures for tendering Preferred Shares.

WHEN AND HOW WILL I BE PAID FOR MY TENDERED PREFERRED SHARES?

If accepted for payment, each Fund will pay for all validly tendered and not withdrawn Preferred Shares promptly after the Expiration Date for its Offer.

ARE THERE ANY CONDITIONS TO EACH OFFER?

Yes, you should read Section 13 of the Offer for a description of the conditions to the Offer. Among other conditions, each Fund’s Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of such Fund’s Offer that number of Preferred Shares which represent at least 70% of the Fund’s outstanding Preferred Shares, the Fund’s issuance of New Preferred Shares in an amount equal to the aggregate liquidation preference of the Preferred Shares accepted for payment in the Offer, and the approval of the proposal to amend such Fund’s Bylaws to replace S&P with Fitch as a rating agency for the Preferred Shares and to make certain other changes, as set forth in the Fund’s proxy statement dated August 9, 2012.

IS THE CLOSING OF ONE FUND’S OFFER CONTINGENT ON THE CLOSING OF ANY OTHER FUNDS OFFER?

No.